Exhibit 99.1

TFI INTERNATIONAL INC.

CHANGE OF AUDITOR NOTICE

TO:

Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
The Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

AND TO:	KPMG LLP, Chartered Professional Accountants DELOITTE LLP

TFI International Inc. (the “Corporation”) gives the following notice in accordance with section 4.11 of National Instrument 51‑102 Continuous Disclosure Obligations (“NI 51‑102”):

1.
The date of termination of KPMG LLP, Chartered Professional Accountants, as auditor of the Corporation is February 24, 2026.
2.
KPMG LLP, Chartered Professional Accountants, has not been proposed for reappointment as the auditor of the Corporation.
3.
The termination of KPMG LLP, Chartered Professional Accountants, as auditor of the Corporation and the nomination of Deloitte LLP as auditor of the Corporation have been considered and recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors of the Corporation.
4.
The auditor’s report of KPMG LLP, Chartered Professional Accountants, on the Corporation’s financial statements for the fiscal years ended December 31, 2025 and December 31, 2024, respectively, did not express a modified opinion.
5.
There is no “reportable event”, as such term is defined in NI 51-102, in connection with the financial statements of the Corporation during the period commencing at the beginning of the Corporation’s two most recently-completed financial years and ending on the date of termination referred to above.

Dated February 27, 2026

TFI INTERNATIONAL INC.

per: (signed) Alain Bédard

Alain Bédard, Chairman of the Board